SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2006 – Q2 –

Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

 2907 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

                                                                                                       (Registrant)

Date      August 31, 2006

ASO /s/“Ross McGroarty”

Ross McGroarty, Chairman,

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(A Development Stage Company)

SIX MONTHS ENDED JUNE 30, 2006

(Stated in Cdn. Dollars)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

	June 30,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash	$752	$759
Accounts receivable	1,197	742
Marketable securities (Note 3)	900	872
	2,849	2,373
CAPITAL ASSETS (Note 5)	1,048	1,207
	$3,897	$3,580
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$37,433	$25,651
Note payable (Note 6)	211,958	213,740
Due to shareholder (Note 7)	203,865	168,703
	453,256	408,094
DEFICIT LESS CAPITAL STOCK
DEFICIT	(15,562,046)	(15,517,201)
CAPITAL STOCK
Authorized -
Unlimited number of common shares
Issued -
3,089,998 common shares	15,112,687	15,112,687
	(449,359)	(404,514)
	$3,897	$3,580

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

					January 1,
					2002 (Date of
					Commencement
	Three Months	Three Months	Six Months	Six Months	of Development
	Ended	Ended	Ended	Ended	Stage) to
	June 30,	June 30,	June 30,	June	June 30,
	2006	2005	2006	2005	2006
EXPENSES
Administration and general	$3,922	$4,349	$11,489	$10,553	$239,435
Amortization	77	107	159	222	3,369
Consulting fees	-	-	482	-	156,319
Foreign exchange loss (gain)	(10,201)	3,803	(9,786)	4,909	(182,852)
Interest	6,940	9,115	14,553	17,768	255,719
Legal fees	10,435	501	27,975	3,592	145,798
OPERATING LOSS	11,173	17,875	44,872	37,044	617,788
WRITE OFF OF RELATED
COMPANY	-	-	-	-	984,760
LOSS ON DECLINE OF
MARKET VALUE	-	147,121	482	147,121	147,533
NET LOSS FOR THE PERIOD	$11,173	$164,996	$45,354	$184,165	$1,750,081
NET LOSS PER SHARE	$0.00	$0.05	$0.01	$0.06

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,704,727)	$(10,527)	$(404,514)
Other comprehensive income (loss)	-	-	-	-	5	5
Net loss for the period	-	-	-	(33,701)	-	(33,701)
BALANCE, MARCH 31, 2006	3,089,998	15,112,687	(13,801,947)	(1,738,428)	(10,522)	(438,210)
Other comprehensive income (loss)	-	-	-	-	24	24
Net loss for the period	-	-	-	(11,173)	-	(11,173)
BALANCE, JUNE 30, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,749,601)	$(10,498)	$(449,359)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Cdn. Dollars)

					January 1,
					2002 (Date of
					Commencement
	Ended	Ended	Ended	Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005	2006
CASH FROM OPERATIONS
Net loss for the period	$(11,173)	$(164,996)	$(45,354)	$(184,165)	$(1,750,081)
Item not involving cash -
Amortization	77	107	159	222	3,370
Unrealized foreign exchange loss (gain)	-	3,803	-	4,909	(189,622)
Consulting fee paid in common shares	-	-	-	-	150,000
Loss on marketable securities	-	147,121	482	147,121	147,533
	(11,096)	(13,965)	(44,713)	(31,913)	(654,040)
Change in -
Accounts receivable	(366)	313	(455)	177	6,006
Accounts payable and accrued liabilities	3,731	1,223	11,782	(500)	21,251
Notes payable	(6,371)	6,289	(1,783)	12,302	219,431
Due to shareholder	14,724	4,702	35,162	14,428	203,865
	622	(1,438)	(7)	(5,506)	(203,487)
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	-	(257,276)
Purchase of capital assets	-	-	-	-	(4,417)
Advances to related company	-	-	-	-	(171,420)
	-	-	-	-	(433,113)
NET CHANGE IN CASH DURING THE PERIOD	622	(1,438)	(7)	(5,506)	(636,600)
CASH - BEGINNING OF PERIOD	130	2,141	759	6,209	637,352
CASH - END OF PERIOD	$752	$703	$752	$703	$752

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the period.

(g)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Bio-America Inc.   The carrying value of the shares has been restated to the net realizable value as of the date of these financial statements.

4.

FINANCIAL INSTRUMENTS

The carrying value of accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximates fair values due to the short-term maturity of these financial instruments.  Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2006

5.

CAPITAL ASSETS

		June 30,		December 31,
		2006		2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$2,880	$760	$888
Office equipment	778	490	288	319
	$4,418	$3,370	$1,048	$1,207

6.

NOTE PAYABLE

	June 30,	December 31,
	2006	2005
8% convertible unsecured debenture in the amount of U.S
$165,931.04 repayable on demand with no set repayment terms.
The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of
(i) 75% of the average closing bid price for the preceding five
trading days, and (ii) 110% of the closing bid price.	$211,958	$213,740

7.

DUE TO SHAREHOLDER

	June 30,	December 31,
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$176,900	$148,296
Accrued interest	26,965	20,407
	$203,865	$168,703

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

2907 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE

Q-2 June 30, 2006

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended June 30, 2006 as filed with the Securities and Exchange Commission on August 31, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BYRON GLOBAL CORP.

August 31, 2006

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO